ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

December 29, 2011

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on November 10, 2011 and December 6, 2011, relating to Post-Effective Amendment No. 46 under the Securities Act of 1933 and No. 54 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on September 26, 2011. As you know, the Post-Effective Amendment was filed to add four new breakeven series (each a “Fund,” and together, the “Funds”) to the Registrant.

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment. Also, as noted in our response to Comment 1, the names of each Fund have changed. However, for purposes of this response and to avoid any confusion, we refer to each Fund by its original name as set forth in the Post-Effective Amendment.

Summary Prospectuses:

1.	Comment: The names for each of the Funds may suggest to investors that such Funds could be used as tools to hedge against rising or falling inflation rates. In addition, the names may suggest to investors that the Funds are intended to be held for long periods of time (i.e., 10 or 30 years) when, in fact, the investment objectives for certain of the Funds are intended to be achieved only on a daily basis. Finally, the names for 10yr Rising Inflation, 10yr Falling Inflation and 30yr Falling Inflation do not reflect the fact that such Funds seek leveraged, inverse leveraged or inverse investment returns, respectively. Please consider revising the names of the Funds.

Response: We have revised the names of the Funds to address these concerns. These names are reflected in the table below:

Original Name	New Name
ProShares 30yr Rising Inflation	ProShares 30 Year TIPS/TSY Spread
ProShares 10yr Rising Inflation	ProShares UltraPro 10 Year TIPS/TSY Spread
ProShares 30yr Falling Inflation	ProShares Short 30 Year TIPS/TSY Spread
ProShares 10yr Falling Inflation	ProShares UltraPro Short 10 Year TIPS/TSY Spread

2.	Comment: Please revise the disclosures surrounding each Fund’s index description to better explain such disclosures in plain English.

Response: The requested changes have been made.

3.	Comment: Please supplementally provide an updated fee table and expense example for each Fund.

Response: Below please find a copy of each Fund’s fee table and expense example. These fee tables and expense examples have been incorporated into the filing accompanying this EDGAR correspondence.

A)	ProShares 30yr Rising Inflation

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fee	0.55%
Other Expenses*	0.43%
Total Annual fund operating expense	0.98%
Fee Waivers/Reimbursements**	-0.23%
Total net annual fund operating expenses	0.75%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.75% through January 12, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expense to exceed any expense limitation in place at that time.

Example: The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be.

1 Year	3 Years
$77	$289

The Fund pays transaction and financing costs associated with transacting in securities and derivatives. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund. These costs are not reflected in the table above.

B)	ProShares 10yr Rising Inflation

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fee	0.55%
Other Expenses*	0.43%
Total Annual fund operating expense	0.98%
Fee Waivers/Reimbursements**	-0.23%
Total net annual fund operating expenses	0.75%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.75% through January 12, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expense to exceed any expense limitation in place at that time.

Example: The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be.

1 Year	3 Years
$77	$289

The Fund pays transaction and financing costs associated with transacting in securities and derivatives. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund. These costs are not reflected in the table above.

C)	ProShares 30yr Falling Inflation

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fee	0.55%
Other Expenses*	0.43%
Total Annual fund operating expense	0.98%
Fee Waivers/Reimbursements**	-0.23%
Total net annual fund operating expenses	0.75%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.75% through January 12, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expense to exceed any expense limitation in place at that time.

Example: The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be.

1 Year	3 Years
$77	$289

The Fund pays transaction and financing costs associated with transacting in securities and derivatives. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund. These costs are not reflected in the table above.

D)	ProShares 10yr Falling Inflation

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fee	0.55%
Other Expenses*	0.43%
Total Annual fund operating expense	0.98%
Fee Waivers/Reimbursements**	-0.23%
Total net annual fund operating expenses	0.75%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.75% through January 12, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expense to exceed any expense limitation in place at that time.

Example: The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be.

1 Year	3 Years
$77	$289

The Fund pays transaction and financing costs associated with transacting in securities and derivatives. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund. These costs are not reflected in the table above.

4.	Comment: Please provide the Registrant’s rationale for the five-year recoupment period discussed in footnote “**” in each Fund’s “Fees and Expenses of the Fund” section.

Response: The Registrant previously responded to the SEC staff’s inquiries regarding the Registrant’s rationale for the five-year recoupment periods by correspondence filed on November 29, 2010 and November 30, 2010.

5.	Comment: For 30yr Rising Inflation, please confirm that, under normal circumstances, the Fund will invest at least 80% of its total assets in securities of its respective index and that the Fund will invest at most 20% of its total assets in derivatives.

Response: We confirm that, under normal circumstances, 30yr Rising Inflation will invest at least 80% of its total assets in securities of its respective index and, at most, 20% of its total assets in derivatives. To clarify this point, we have made corresponding disclosures in the prospectus for 30yr Rising Inflation.

6.	Comment: For 10yr Rising Inflation, there is disclosure in the “Principal Investment Strategies” section that, “A Fund will lose money if the Index performance is flat over time, and it is possible that the Fund will lose money over time even if the Index performance rises, as a result of daily rebalancing, the Index’s volatility and the effects of compounding. In addition, there is disclosure in the “Principal Risks – Compounding Risk” section that, “the Fund will lose money when the Index performance is flat and can lose money when [its respective] Index rises.” Similarly, for 10yr Falling Inflation and 30yr Falling Inflation, there is disclosure in the “Principal Investment Strategies” section that, “A Fund will lose money if the Index performance is flat over time, and it is possible that the Fund will lose money over time even if the Index performance falls, as a result of daily rebalancing, the Index’s volatility and the effects of compounding.” In addition, there is disclosure in the “Principal Risks – Compounding Risk” section that “the Fund will lose money when the Index performance is flat and can lose money when [its respective] Index falls.” Please consider including these types of disclosures more frequently and prominently throughout each Fund’s summary prospectus.

Response: The requested changes have been made. For 10yr Rising Inflation, we have included a statement in the “Important Information about the Fund” section that “For periods longer than a single day, the Fund will lose money if the

Index performance is flat over time, and it is possible that the Fund will lose money over time even if the Index performance rises.” For 10yr Falling Inflation and 30yr Falling Inflation, we have included a statement in the “Important Information about the Fund” section that “For periods longer than a single day, the Fund will lose money if the Index performance is flat over time, and it is possible that the Fund will lose money over time even if the Index performance falls.” We have also highlighted each sentence noted above in bold.

7.	Comment: In the “Principal Risks – Compounding Risk” section of 10yr Rising Inflation, 10yr Falling Inflation and 30yr Falling Inflation, please revise the sentences “Particularly during periods of higher Index volatility, compounding will cause longer term results to vary from [“three times”, “three times the inverse of”, or “the inverse of”, respectively] the return of the Index” to read “Particularly during periods of higher Index volatility, compounding will cause results for periods longer than a single day to vary from [“three times”, “three times the inverse of”, or “the inverse of”, respectively] the return of the Index.”

Response: The requested changes have been made.

8.	Comment: In the “Principal Risks – Compounding Risk” section of 10yr Rising Inflation, 10yr Falling Inflation and 30yr Falling Inflation, please remove the sentences, “Areas shaded lighter represent those scenarios where the Fund can be expected to return more than [“three times (3x)”, “three times the inverse (-3x) of”, or “the inverse (-1x) of”, respectively] the performance of the Index”. References indicating that performance of a Fund could be better detract from the risk and should be removed to emphasize potential losses more than potential gains.

Response: The requested changes have been made.

9.	Comment: In the “Principal Risks – Compounding Risk” sections of 10yr Rising Inflation, 10yr Falling Inflation and 30yr Falling Inflation, please consider providing a hypothetical example in the text that illustrates to investors how the Index Performance/Volatility Rate chart can be used.

Response: The requested changes have been made. We have added an example in the text immediately following the Index Performance/Volatility Rate chart for each such Fund.

10.	Comment: In the “Principal Risks – Compounding Risk” section, please explain why the annualized volatility rate for the Index underlying 10yr Rising Inflation and 10yr Falling Inflation uses a five-year period, while the annualized volatility rate for the Index underlying 30yr Falling Inflation uses an 18 month period.

Response: We typically use five year annualized rates to illustrate the volatility of benchmarks. However, with 30yr Falling Inflation, one component of its Index (i.e., 30 Year Treasury Inflation-Protected Securities) was not issued by the U.S. Department of Treasury between 2002 and February 2010 and volatility data for such Index could not be determined for periods prior to February 2010. Accordingly, we were only able to show 18 month volatility data for such Index. We have subsequently updated this number to reflect 21 month annualized volatility data.

11.	Comment: In “Principal Risks – Index Performance Risk” for each Fund, please remove the statement that the Index has “published limited information about how the Index would have performed had it been calculated in the past.”

Response: The requested changes have been made.

12.	Comment: Please clarify “Principal Risks – Interest Rate Risk” to explain how each Fund is expected to perform when interest rates rise or fall.

Response: We have removed “Principal Risks – Interest Rate Risk” from each Fund’s summary prospectus. As we noted, the long and short positions of the Index serve to mitigate interest rate risk. Upon re-evaluating the risk, we do not believe that the risks typically associated with interest rate fluctuation will meaningfully influence the performance of the Funds.

13.	Comment: In the “Principal Risks – Inverse Correlation Risk” section of 30 yr Falling Inflation, please also disclose that investors could lose money even if the Index performance falls.

Response: The requested changes have been made. We have noted that, “For periods longer than a single day, the Fund will also lose money when the Index performance is flat, and can lose money when the Index falls.” We have also cross-referenced the disclosure in “Principal Risks – Compounding Risk”. Similar disclosure has been added to 10yr Falling Inflation.

Full Prospectus:

14.	Comment: Please consider revising the volatility charts on pages 42-48 to assume more volatile index performance and, accordingly, larger discrepancies between index returns and expected fund returns, to better illustrate the risks of compounding.

Response: The Registrant believes that the disclosure in the current volatility charts is appropriate, and that no change to such disclosure is necessary. The charts shown are intended to reflect the impact of compounding on a leveraged, inverse or inverse leveraged Fund’s investments using estimated volatility rates based on the specific characteristics of the relevant index. As noted in the disclosures accompanying the charts, the volatility rate of the Dow Jones Credit Suisse 30-Year Inflation Breakeven Index is based on the calculated volatility rates for the 21 month period ended November 30, 2011, which would have been 14.04%. The volatility rate of the Dow Jones Credit Suisse 10-Year Inflation Breakeven Index is based on the calculated volatility rates for the five year period ended November 30, 2011, which would have been 6.63%.

Similar charts reflecting the effects of compounding on a particular leveraged, inverse or inverse leveraged Fund can be found in the “Principal Investment Risks – Compounding Risk” of such Fund. In each of these charts, investors would be able to estimate their particular Fund’s returns under more extreme volatility/index performance scenarios.

*         *         *         *         *

We hope that these responses and revised disclosures adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes since the Post-Effective Amendment was filed.

If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang
ProShare Capital Management LLC
Vice President and Legal Counsel